



















SUN COMMUNITIES, INC.

PRESS RELEASE

THIRD QUARTER 2012

NEWS RELEASE
October 25, 2012

Sun Communities, Inc. Reports 2012 Third Quarter Results

Southfield, MI, October 25, 2012 - Sun Communities, Inc. (NYSE: SUI) (the "Company"), a real estate investment trust ("REIT") that owns and operates manufactured housing and recreational vehicle communities, today reported its third quarter results.

Highlights: Three Months Ended September 30, 2012 vs. September 30, 2011

- FFO[1] excluding transaction costs incurred in connection with acquisition activity was $0.71 per diluted share and OP Unit ("Share") compared to $0.75 per Share in the third quarter of 2011, a decrease of $0.04 per Share. FFO[1] per Share for the quarter was impacted by the dilutive effect of the Company's recent equity offerings.

- Same site Net Operating Income ("NOI")[2] increased by 4.4 percent.

- The number of home sales increased by 7.6 percent as compared to 2011.

- A 3,000,000 share public offering of common stock was completed for net proceeds of $132.0 million.

"The $300 million of equity we raised during the year has allowed us to reposition our balance sheet, significantly reduce our leverage ratios, improve our liquidity position and acquire six high quality communities. With the strong year to date performance of our core portfolio and inclusive of the estimated accretion from the recently announced Rudgate portfolio, we expect to be able to offset the dilution for all of the equity raised during the year and achieve FFO per share in the range of $3.20 - $3.22", said Gary A. Shiffman, Chairman and CEO.

Funds from Operations ("FFO")[1]

FFO[1] was $20.7 million, or $0.68 per Share, in the third quarter of 2012 as compared to $18.5 million, or $0.74 per Share, in the third quarter of 2011. Excluding approximately $0.8 million and $0.1 million in transaction costs incurred in connection with acquisition activity during the three months ended September 30, 2012 and 2011, respectively, FFO[1] was $21.5 million and $18.6 million, or $0.71 and $0.75 per Share for the three months ended September 30, 2012 and 2011, respectively.

FFO[1] increased to $69.1 million, or $2.34 per Share, for the nine months ended September 30, 2012 as compared to $53.6 million, or $2.27 per Share, in the nine months ended September 30, 2011. Excluding approximately $1.4 million and $1.5 million in transaction costs incurred in connection with acquisition activity during the nine months ended September 30, 2012 and 2011, respectively, FFO[1] was $70.5 million and $55.1 million, or $2.39 and $2.32 per Share for the nine months ended September 30, 2012 and 2011, respectively.

Net Income (Loss) Attributable to Common Stockholders

Net loss attributable to common stockholders for the third quarter of 2012 was $(0.7) million, or $(0.02) per diluted common share, compared with net loss of $(0.4) million, or $(0.02) per diluted common share, for the third quarter of 2011. Net income attributable to common stockholders for the nine months ended September 30, 2012 was $6.4 million, or $0.24 per diluted common share, compared with net income of $1.1 million, or $0.05 per diluted common share, for the nine months ended September 30, 2011.

Community Occupancy

During the third quarter of 2012, revenue producing sites increased by 271 sites, comprised of 99 sites from properties acquired in 2011 and 2012 and 172 sites from same site communities. This compares to 302 revenue producing sites gained in the third quarter of 2011, comprised of 103 sites from properties acquired in 2011 and 199 sites from same site communities.

During the nine months ended September 30, 2012, revenue producing sites increased by 975 sites, comprised of 370 sites from properties acquired in 2011 and 2012 and 605 sites from same site communities. This compares to an increase of 732 sites during the nine months ended September 30, 2011, comprised of 103 sites from properties acquired in 2011 and 629 sites from same site communities. Total portfolio occupancy was 86.8 percent at September 30, 2012 as compared to 85.4 percent at September 30, 2011.

"As our occupancy is well over 90 percent in many of our markets, we are focusing on acquisitions and expansions to provide the supply of sites to meet ongoing demand. Acquisitions and investments which have been closed or announced from June of 2011 approach $400 million. These acquisitions included nearly 1,500 vacant sites providing opportunities for growth and occupancy enhancements. The improvement in our debt metrics and liquidity, position us to continue actively identifying and acquiring communities in this favorable environment. We believe it is reasonable to expect an additional $400 million of acquisitions over the next twelve months", said Shiffman. "Further, we have recently completed, or have in process, plans to construct over 1,500 expansion sites, primarily in Texas and Colorado, by the end of 2013. The expansions represent an investment of about $40 million", Shiffman added.

Same Site Results

For 136 communities owned throughout 2012 and 2011, third quarter 2012 total revenues increased 4.0 percent and total expenses increased 3.2 percent, resulting in an increase in NOI[2] of 4.4 percent over the third quarter of 2011. For the nine months ended September 30, 2012 total revenues increased 4.7 percent and total expenses increased 1.8 percent, resulting in an increase in NOI[2] of 5.9 percent over the nine months ended September 30, 2011. Same site occupancy increased to 86.8 percent at September 30, 2012 from 85.7 percent at September 30, 2011.

Home Sales

During the third quarter of 2012, 395 homes were sold, an increase of 28 sales, or 7.6 percent, from the 367 homes sold during the third quarter of 2011. Rental home sales included in total home sales above totaled 209 and 180 for the third quarters of 2012 and 2011, respectively.

During the nine months ended September 30, 2012, 1,253 homes were sold, an increase of 167 sales, or 15.4 percent, from the 1,086 homes sold during the nine months ended September 30, 2011. Rental home sales included in total home sales above totaled 678 and 596 for the nine months ended September 30, 2012 and 2011, respectively.

Acquisitions

On July 25, 2012 the Company acquired Blazing Star, a recreational vehicle ("RV") community with 260 sites located in San Antonio, Texas, for a purchase price of $7.1 million, comprised of $4.1 million of assumed debt and $3.0 million of cash.

On July 27, 2012 the Company acquired Northville Crossing Venture L.L.C., a manufactured housing community with 756 sites located in Northville, Michigan for a purchase price of $30.9 million. As part of the transaction, the Company also purchased $0.2 million of manufactured home inventory and $1.2 million of notes receivable. Subsequent to the acquisition, on September 28, 2012, the Northville Crossing property was encumbered with a $21.7 million loan through PNC Bank, National Association bearing an interest rate of 3.89% and a maturity date of October 1, 2022.

On October 22, 2012 the Company acquired Rainbow RV Resort with approximately 500 sites located in Frostproof, Florida for a purchase price of $8.5 million of cash.

The acquisition of the Rainbow RV Resort marks the tenth RV resort the Company has acquired since June, 2011. The Company is reviewing a number of RV community acquisition opportunities and expects to expand the geographic footprint of its existing RV portfolio beyond Texas and Florida, which is also likely to balance revenue flows as the Company acquires RV communities in northern markets which will balance the seasonality. RV revenue currently accounts for an approximate 10% of total income from property; it is the Company's intent to at least double this component over the near term.

Management believes the Company will benefit from expanding its RV portfolio by providing:

- increased RV community offerings to meet a larger and broader base of RV customer needs and wants,

- greater opportunity to create better branding, loyalty and increased market share,

- a larger and broader base of potential and existing customers for targeted marketing,

- additional incremental revenues through cross selling, membership and other attractive programs, and

- greater leverage of existing staff, systems and resources currently utilized in our Southern communities during the peak period of December - April which are available for the complementary season of May - September in the North.

As previously announced, the Company entered into a purchase agreement to acquire four manufactured housing communities for an aggregate purchase price of $70.8 million, including the assumption of $15.5 million of debt with the balance to be paid in cash. The four communities are located in Eastern Michigan and are comprised of 1,996 manufactured housing sites. The closing of this transaction is subject to customary closing conditions, including the consent of the existing lenders, and is expected to close in November 2012.

In a related transaction, the Company will also be providing approximately $14.8 million of mezzanine financing subordinated to $45.9 million of third-party senior debt for two additional manufactured housing communities. The Company will also enter into management agreements under which it will manage these two communities. The two communities are also located in Eastern Michigan and are comprised of 1,598 manufactured housing sites.

Equity Transactions

In September 2012, the Company completed an underwritten registered public offering of 3,000,000 shares of common stock at a price of $44.06 per share for net proceeds of $132.0 million. The Company used the net proceeds of the offering to repay $78.0 million of its senior secured revolving credit facility and $43.1 million to repay single mortgages secured by nine communities. The Company expects to use any remaining net proceeds of the offering to fund possible future acquisitions of properties and for working capital and general corporate purposes.

Under its "at-the-market" sales agreement, the Company sold 252,833 shares of common stock during the three months ended September 30, 2012 at a weighted average sale price of $46.07. The Company received net proceeds of approximately $11.5 million. The proceeds were used to pay down the Company's line of credit.

Guidance

Inclusive of the estimated FFO contribution from the Rudgate transaction and accounting for dilution resulting from equity raised during 2012, the Company narrows FFO guidance to $3.20 - $3.22 per Share.

Earnings Conference Call

The Company will release its results on Thursday, October 25, 2012, prior to the opening of the market. A conference call to discuss second quarter operating results will be held on Thursday, October 25, 2012 at 11:00 A.M. (EST). To participate, call toll-free 877-941-9205. Callers outside the U.S. or Canada can access the call at 480-629-9771. A replay will be available following the call through November 8, 2012, and can be accessed toll-free by calling 800-406-7325 or by calling 303-590-3030. The Conference ID number for the call and the replay is 4567463. The conference call will be available live on Sun Communities website www.suncommunities.com. Replay will also be available on the website.

Sun Communities, Inc. is a REIT that currently owns and operates a portfolio of 165 communities comprising approximately 57,700 developed sites.

For more information about Sun Communities, Inc., please visit our website at www.suncommunities.com.

Contact

Please address all inquiries to our investor relations department, at our website www.suncommunities.com, by phone (248) 208-2500, by facsimile (248) 208-2645 or by mail Sun Communities, Inc. Investor Relations, 27777 Franklin Road, Southfield, MI 48034.

(1) Funds from operations ("FFO") is defined by the National Association of Real Estate Investment Trusts ("NAREIT") as net income (loss) (computed in accordance with generally accepted accounting principles "GAAP"), excluding gains (or losses) from sales of depreciable operating property, plus real estate-related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. FFO is a non-GAAP financial measure that management believes is a useful supplemental measure of the Company's operating performance. Management generally considers FFO to be a useful measure for reviewing comparative operating and financial performance because, by excluding gains and losses related to sales of previously depreciated operating real estate assets, impairment and excluding real estate asset depreciation and amortization (which can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates), FFO provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates and operating costs, providing perspective not readily apparent from net loss. Management believes that the use of FFO has been beneficial in improving the understanding of operating results of REITs among the investing public and making comparisons of REIT operating results more meaningful. FFO is computed in accordance with the Company's interpretation of standards established by NAREIT, which may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than the Company.

Because FFO excludes significant economic components of net income (loss) including depreciation and amortization, FFO should be used as an adjunct to net income (loss) and not as an alternative to net income (loss). The principal limitation of FFO is that it does not represent cash flow from operations as defined by GAAP and is a supplemental measure of performance that does not replace net income (loss) as a measure of performance or net cash provided by operating activities as a measure of liquidity. In addition, FFO is not intended as a measure of a REIT's ability to meet debt principal repayments and other cash requirements, nor as a measure of working capital. FFO only provides investors with an additional performance measure.

(2) Investors in and analysts following the real estate industry utilize NOI as a supplemental performance measure. NOI is derived from revenues minus property operating expenses and real estate taxes. NOI does not represent cash generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income (loss) (determined in accordance with GAAP) as an indication of the Company's financial performance or to be an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity; nor is it indicative of funds available for the Company's cash needs, including its ability to make cash distributions. The Company believes that net income (loss) is the most directly comparable GAAP measurement to NOI. Net income (loss) includes interest and depreciation and amortization which often have no effect on the market value of a property and therefore limit its use as a performance measure. In addition, such expenses are often incurred at a parent company level and therefore are not necessarily linked to the performance of a real estate asset. The Company believes that NOI is helpful to investors as a measure of operating performance because it is an indicator of the return on property investment, and provides a method of comparing property performance over time. The Company uses NOI as a key management tool when evaluating performance and growth of particular properties and/or groups of properties. The principal limitation of NOI is that it excludes depreciation, amortization, interest expense, and non-property specific expenses such as general and administrative expenses, all of which are significant costs, and therefore, NOI is a measure of the operating performance of the properties of the Company rather than of the Company overall.

Forward Looking Statements

This press release contains various "forward-looking statements" within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and the Company intends that such forward-looking statements will be subject to the safe harbors created thereby. Forward-looking statements can be identified by words such as "will," "may," "could," "expect," "anticipate," "believes," "intends," "should," "plans," "estimates," "approximate", "guidance" and similar expressions in this press release that predict or indicate future events and trends and that do not report historical matters.

These forward-looking statements reflect the Company's current views with respect to future events and financial performance, but involve known and unknown risks, uncertainties, and other factors, some of which are beyond our control. These risks, uncertainties, and other factors may cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include national, regional and local economic climates, the ability to maintain rental rates and occupancy levels, competitive market forces, changes in market rates of interest, the ability of manufactured home buyers to obtain financing, the level of repossessions by manufactured home lenders and those risks and uncertainties referenced under the headings entitled "Risk Factors" contained in our 2011 Annual Report, and the Company's other periodic filings with the Securities and Exchange Commission.

The forward-looking statements contained in this press release speak only as of the date hereof and the Company expressly disclaims any obligation to provide public updates, revisions or amendments to any forward-looking statements made herein to reflect changes in the Company's assumptions, expectations of future events, or trends.

Consolidated Balance Sheets
(in thousands, except per share amounts)

		(Unaudited) September 30, 2012		December 31, 2011
ASSETS				
Investment property, net	$	1,278,127	$	1,196,606
Cash and cash equivalents		38,724		5,857
Inventory of manufactured homes		5,672		5,832
Notes and other receivables		128,178		114,884
Other assets		50,525		44,795
TOTAL ASSETS	$	1,501,226	$	1,367,974
LIABILITIES				
Debt	$	1,268,672	$	1,268,191
Lines of credit		2,988		129,034
Other liabilities		76,749		71,404
TOTAL LIABILITIES	$	1,348,409	$	1,468,629
Commitments and contingencies				
STOCKHOLDERS' EQUITY (DEFICIT)				
Preferred stock, $0.01 par value, 10,000 shares authorized, none issued	$	—	$	—
Common stock, $0.01 par value, 90,000 shares authorized (September 30, 2012 and December 31, 2011, 31,536 and 23,612 shares issued, respectively)		315		236
Additional paid-in capital		857,809		555,981
Accumulated other comprehensive loss		(696)		(1,273)
Distributions in excess of accumulated earnings		(663,579)		(617,953)
Treasury stock, at cost (September 30, 2012 and December 31, 2011, 1,802 shares)		(63,600)		(63,600)
Total Sun Communities, Inc. stockholders' equity (deficit)		130,249		(126,609)
Noncontrolling interests:				
A-1 preferred OP units		45,548		45,548
Common OP units		(22,980)		(19,594)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)		152,817		(100,655)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$	1,501,226	$	1,367,974

Consolidated Statements of Operations
(in thousands, except per share amounts)

	Three Months Ended September 30, 2012	Three Months Ended September 30, 2011	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011
REVENUES				
Income from real property	$ 63,015	$ 58,251	$ 188,818	$ 164,351
Revenue from home sales	10,461	8,115	31,513	24,496
Rental home revenue	6,712	5,650	19,514	16,407
Ancillary revenues, net	(6)	31	349	434
Interest	2,847	2,430	7,907	6,789
Other income, net	95	246	530	222
Total revenues	83,124	74,723	248,631	212,699
COSTS AND EXPENSES				
Property operating and maintenance	18,067	16,354	51,261	43,806
Real estate taxes	4,933	4,504	14,741	12,717
Cost of home sales	7,791	6,357	24,535	19,249
Rental home operating and maintenance	5,118	4,253	13,090	11,680
General and administrative - real property	5,165	5,138	15,405	14,449
General and administrative - home sales and rentals	2,011	2,109	6,458	6,034
Acquisition related costs	847	121	1,434	1,521
Depreciation and amortization	22,092	18,748	63,027	53,548
Interest	17,066	16,626	50,644	47,257
Interest on mandatorily redeemable debt	825	834	2,499	2,489
Total expenses	83,915	75,044	243,094	212,750
Income (loss) before income taxes and distributions from affiliates	(791)	(321)	5,537	(51)
Provision for state income taxes	(84)	(150)	(190)	(22)
Distributions from affiliate	600	450	3,250	1,650
Net income (loss)	(275)	(21)	8,597	1,577
Less: Preferred return to A-1 preferred OP units	586	585	1,744	636
Less: Amounts attributable to noncontrolling interests	(211)	(233)	463	(196)
Net income (loss) attributable to Sun Communities, Inc. common stockholders	$ (650)	$ (373)	$ 6,390	$ 1,137
Weighted average common shares outstanding:				
Basic	26,938	21,366	26,427	21,260
Diluted	26,938	21,366	26,444	23,343
Earnings (loss) per share:				
Basic	$ (0.02)	$ (0.02)	$ 0.24	$ 0.05
Diluted	$ (0.02)	$ (0.02)	$ 0.24	$ 0.05
Dividends per common share:	$ 0.63	$ 0.63	$ 1.89	$ 1.89

Reconciliation of Net Income (Loss) to FFO[1]
(in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2012	**2011**	**2012**	**2011**
Net income (loss) attributable to Sun Communities, Inc. common stockholders	$ (650)	$ (373)	$ 6,390	$ 1,137
Adjustments:				
Preferred return to A-1 preferred OP units	586	585	1,744	636
Amounts attributable to noncontrolling interests	(211)	(233)	463	(196)
Depreciation and amortization	22,365	19,109	63,798	54,576
Benefit for state income taxes [3]	—	—	—	(407)
Gain on disposition of assets, net	(1,427)	(629)	(3,324)	(2,147)
Funds from operations ("FFO") [1]	20,663	18,459	69,071	53,599
Adjustments:				
Acquisition related costs	847	121	1,434	1,521
Funds from operations excluding acquisition costs	$ 21,510	$ 18,580	$ 70,505	$ 55,120
Weighted average common shares outstanding:	26,938	21,366	26,145	21,039
Add:				
OP Units	2,070	2,072	2,071	2,076
Restricted stock	289	278	282	221
Common stock issuable upon conversion of A-1 preferred OP units	1,111	1,111	1,111	403
Common stock issuable upon conversion of stock options	18	14	17	7
Weighted average common shares outstanding - fully diluted	30,426	24,841	29,626	23,746
Funds from operations per Share - fully diluted	$ 0.68	$ 0.74	$ 2.34	$ 2.27
Funds from operations per Share excluding acquisition costs - fully diluted	$ 0.71	$ 0.75	$ 2.39	$ 2.32

(3) The state income tax benefit for the period ended September 30, 2011 represents the reversal of the Michigan Business Tax expense excluded from FFO in a prior period.

Statement of Operations – Same Site
(in thousands except for Other Information)

	Three Months Ended September 30,				Nine Months Ended September 30,			
	2012	**2011**	**Change**	**% Change**	**2012**	**2011**	**Change**	**% Change**
REVENUES:								
Income from real property	$51,060	$49,094	$1,966	4.0 %	$155,475	$148,557	$6,918	4.7 %
PROPERTY OPERATING EXPENSES:								
Payroll and benefits	4,082	4,074	8	0.2 %	11,831	11,767	64	0.5 %
Legal, taxes, & insurance	750	685	65	9.5 %	1,935	2,227	(292)	(13.1)%
Utilities	2,775	2,488	287	11.5 %	8,545	8,403	142	1.7 %
Supplies and repair	2,471	2,532	(61)	(2.4)%	6,642	6,258	384	6.1 %
Other	1,553	1,461	92	6.3 %	4,253	3,802	451	11.9 %
Real estate taxes	3,999	3,902	97	2.5 %	12,123	12,056	67	0.6 %
Property operating expenses	15,630	15,142	488	3.2 %	45,329	44,513	816	1.8 %
NET OPERATING INCOME ("NOI")[2]	$35,430	$33,952	$1,478	4.4 %	$110,146	$104,044	$6,102	5.9 %

	As of September 30,		
	2012	**2011**	**Change**
OTHER INFORMATION			
Number of properties	136	136	—
Developed sites	48,096	47,751	345
Occupied sites [4]	39,835	39,127	708
Occupancy % [4][5]	86.8%	85.7%	1.1%
Weighted average monthly rent per site [6]	$ 435	$ 423	$ 12
Sites available for development	5,021	5,439	(418)

[4] Occupied sites and occupancy % include manufactured housing and permanent recreational vehicle sites, and exclude seasonal recreational vehicle sites.

[5] Occupancy % excludes recently completed but vacant expansion sites.

[6] Weighted average rent pertains to manufactured housing and excludes permanent recreational vehicle sites and seasonal recreational vehicle sites.

Rental Program Summary
(in thousands except for *)

	Three Months Ended September 30,				Nine Months Ended September 30,			
	2012	2011	Change	% Change	2012	2011	Change	% Change
REVENUES:								
Rental home revenue	$ 6,712	$ 5,650	$ 1,062	18.8%	$ 19,514	$ 16,407	$ 3,107	18.9%
Site rent included in income from real property	9,837	8,090	1,747	21.6%	28,364	23,407	4,957	21.2%
Rental program revenue	16,549	13,740	2,809	20.4%	47,878	39,814	8,064	20.3%
EXPENSES:								
Commissions	569	485	84	17.3%	1,647	1,429	218	15.3%
Repairs and refurbishment	2,689	2,154	535	24.8%	6,568	5,745	823	14.3%
Taxes and insurance	876	755	121	16.0%	2,509	2,306	203	8.8%
Marketing and other	984	859	125	14.6%	2,366	2,200	166	7.5%
Rental program operating and maintenance	5,118	4,253	865	20.3%	13,090	11,680	1,410	12.1%
NET OPERATING INCOME ("NOI") (2)	$ 11,431	$ 9,487	$ 1,944	20.5%	$ 34,788	$ 28,134	$ 6,654	23.7%
Occupied rental home information as of September 30, 2012 and 2011:								
Number of occupied rentals, end of period*					7,930	6,737	1,193	17.7%
Investment in occupied rental homes					$ 276,300	$ 224,794	$ 51,506	22.9%
Number of sold rental homes*					678	596	82	13.8%
Weighted average monthly rental rate*					$ 773	$ 752	$ 21	2.8%

Acquisitions Summary - Properties Acquired in 2011 and 2012
(amounts in thousands except for statistical data)

	Three Months Ended September 30, 2012	Nine Months Ended September 30, 2012
REVENUES:		
Income from real property	$ 8,373	$ 23,105
Revenue from home sales	661	1,524
Rental home revenue	473	1,025
Total revenues	9,507	25,654
COSTS AND EXPENSES:		
Property operating and maintenance	2,855	7,817
Real estate taxes	935	2,618
Cost of home sales	483	1,181
Rental home operating and maintenance	183	407
Total expenses	4,456	12,023
NET OPERATING INCOME ("NOI") [2]	$ 5,051	$ 13,631
Home sales volume :		
Pre-Owned Homes	19	61

	As of September 30, 2012
Other information:	
Number of properties	28
Developed sites	9,095
Occupied sites [4]	6,123
Occupancy % [4][5]	89.0%
Weighted average monthly rent per site [6]	$ 404
Occupied rental home information :	
Number of occupied rentals, end of period	539
Investment in occupied rental homes *(in thousands)*	$ 19,853
Number of sold rental homes	15
Weighted average monthly rental rate	$ 817